UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Urban Tea, Inc., a British Virgin Islands company (the “Company”) held its special meeting of shareholders at 10:00 p.m., March 28, 2019, E.T. (10:00 a.m., March 29, 2019, local time) at its principal executive offices in Changsha, China. Holders of 17,165,171 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 74.19% of the total 23,135,314 outstanding ordinary shares and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the special meeting as of the record date of March 8, 2019. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To approve and adopt a Share Purchase Agreement (the “SPA”) and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the “Disposition”) by the Company of 100% of the outstanding capital stock of Elite Ride Limited, (“Elite”), the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited (the “Purchaser”), in exchange for $1,750,000 (the “Purchase Price”).

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
17,147,371	14,765	3,035

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2019

URBAN TEA, INC.

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Director

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